June 11, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
Washington, D.C. 20549

Re:	ALR Technologies SG Ltd. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023 Filed April 30, 2024 File No. 000-56491

To Whom It May Concern:

ALR Technologies SG Ltd. (“ALR”) is submitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2024 with respect to the above-referenced Annual Report on Form 20-F (the “Form”).

ALR’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Forms. For ease of reference, we have set forth the Staff’s comments and our responses below:

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Operating and Financial Review and Prospects
Results of Operations, page 29

1.	Please provide an introduction note to the table presentation of results of operations explaining that amounts presented have been rounded to the nearest thousand. Further, consider including negative brackets around amounts for your line items of loss before other items and net loss, similar to the presentation included in your consolidated statements of operations on page F-5.

ALR Response:

ALR proposes to amend the Form 20-F by adding an introduction note to the table presentation of results of operations explaining that amounts presented have been rounded to the nearest thousand and we will update the table to include negative brackets around amounts for line items of loss before other items and net loss.

2.	Refer to the discussion of Loss before Other Items and Share-based Compensation on page 30. We note your computation and discussion of loss before other items and share-based compensation appears to be a Non-GAAP financial measure that is subject to the disclosure requirements pursuant to Item 10(e)(1) through (e)(3) of Regulation S-K, and the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures (updated December 13, 2022), Question No. 100.01. We note your exclusion of share-based compensation results in presenting a non-GAAP performance measure that excludes a normal and recurring operating expense. Please revise to remove this non- GAAP financial measure, or tell us how your measure complies with the guidance and if so, relabel the measure such to be loss before other items, as adjusted. Alternatively, to the extent you intend to discuss the impact of the share-based compensation on your financial results, please consider including a separate reconciliation table of the amount of share-based compensation included in each of your operating expense line items SG&A, product development and professional fees, and in the narrative discussion for each, you may discuss the impact therein, without providing a non-GAAP financial measure that excludes the share-based compensation. For example, we note your discussion under SG&A expenses provides a discussion of SG&A expenses excluding share-based compensation, which results in discussion of a non-GAAP financial measure. Also, please clarify under Critical Accounting Estimates, Share-based Compensation, on page 38 that you follow the guidance under ASC 718, as your current disclosure indicates the superseded guidance of SFAS 123R.

ALR Response:

i)	ALR proposes to amend Form 20-F to delete the section titled “Loss before Other Items and Share-based Compensation” and replace with the following “Share-based Compensation included in Net Loss

Share-based Compensation included in Net Loss

A substantial amount of the net loss is comprised of Share-based Compensation. Share based Compensation consists of:

1)	Incentive stock options granted to, or existing stock options modified to, incentivize- personnel as part of the compensation offered to attract and retain personnel. Share-based compensation expense as a result of these activities are included within product development fees, professional fees and selling, general and administrative expenses.
2)	From time-to-time, the Company issues and modifies warrants in connection with loans and lines of credit provided to the Company. Share-based Compensation expense as a result of these activities is included in interest expense.

Included in net loss is Share-based Compensation expense as follows:

Share based Compensation included in:	2023	2022	2021
Product development fees	1,061,000	227,000	222,000
Professional fees	404,000	39,000	169,000
Selling, general and administrative	1,402,000	1,499,000	587,000
Loss before other Items	2,867,000	1,765,000	978,000
Interest expense	—	4,005,000	3,425,000
Net Loss	2,867,000	5,770,000	4,403,000
Share based compensation expense as a percentage of Net Loss	38%	54%	52%

Furthermore, Share-based Compensation expense included within product development fees, professional fees, and selling, general and administrative expenses represented the following percentage of the loss before other items for fiscal years 2023, 2022 and 2021.

	2023	2022	2021
Share based Compensation included in product development fees, professional fees, selling general and administrative expenses	2,867,000	1,765,000	978,000
Other expenses in product development fees, professional fees and selling, general and administrative expenses	1,947,000	2,504,000	1,963,000
Loss Before other Items	4,818,000	4,270,000	2,946,000
Share based compensation expense as a percentage of Loss Before other Items	60%	41%	33%

The Share-based Compensation highlighted above is a non-cash recurring expense incurred by the Company which varies significantly year to year based on the option awards granted and warrant activity issued related to financing requirements.

ii)	ALR proposes to amend the Form 20-F regarding the “Share-based Compensation” on Page 38 as follows:

We follow the provisions of Accounting Standards Codification Topic 718 Stock Compensation (“ASC 718”). ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company’s consolidated financial statements. The Company estimates the fair value of the stock options using the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. The Company accounts for forfeitures as they occur.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 58

3.	Refer to the second paragraph and your conclusion that disclosure controls and procedures ("DCP") were effective. However, we note that your assessment of internal control over financial reporting ("ICFR") was not effective due to the material weaknesses described therein. To the extent that ICFR has been determined to be not effective due to the material weakness identified, we would expect your DCP also to be not effective due to the substantial overlap of controls. Refer to SEC Release No. 33-8238, Section II.D. Please revise to ensure consistent conclusions for both DCP and ICFR are presented.

ALR Response:

ALR proposes to amend Form 20-F in the second paragraph under Evaluation of Disclosure Controls as follows:

“As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, our management, including our CEO and CFO, has concluded that as of the end of the period covered by this Annual Report our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified below.”

Management's Report on Internal Control over Financial Reporting, page 59

4.	In the paragraphs where you refer to management, please expand to disclose if your management includes the participation of your chief executive officer and chief financial officer. In addition, under the heading of Changes in Internal Control over Financial Reporting on page 60, please revise to disclose if there were any change in your internal control over financial reporting ("ICFR") identified in connection with your evaluation of ICFR, other than those discussed above relating to the material weakness, that occurred during your fourth fiscal quarter (i.e., quarter ended December 31, 2023) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K and to the requirements of paragraph 4(d) of the Exhibit 12 Certifications.

ALR Response:

i)	ALR proposes to amend Form 20-F under Management’s Report on Internal Control over Financial Reporting to expand disclosure to include our Chief Executive Officer and Chief Financial Officer in the applicable paragraphs.
ii)	ALR proposes to amend Form 20-F to replace the prior certifications attached as Exhibits 31.1, 31.2, and 32.1, with new certifications on Exhibits 12.1, 12.2 and 13.1, complying with the requirements of Form 20-F. Specifically, the certifications contained in paragraph 4(d) of the Exhibit 12 certifications required by Form 20-F speak only to the annual period covered by the Form 20-F, which is the applicable reporting period, and eliminate the need to discuss any changes in ALR’s internal control over financial reporting during the fourth fiscal quarter separate from such annual reporting period.

If you have any questions related to the foregoing, please contact Steve Brassard, Director, Finance and Accounting of ALR. Mr. Brassard can be reached by phone at (604) 603-7986.

Sincerely,

/s/ Sidney Chan

Sidney Chan
Chief Executive Officer and Chief Financial Officer ALR Technologies SG Ltd.